UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 15 December 2025, London UK

Exdensur (depemokimab) approved in the UK for treatment of asthma with type 2 inflammation and chronic rhinosinusitis with nasal polyps

●   First and only ultra-long-acting biologic with twice-yearly dosing to treat respiratory diseases
●   UK approval based on data from the SWIFT and ANCHOR phase III trials
●   Exdensur has shown sustained efficacy to reduce exacerbations, with fewer hospitalisations
●   First global approval for Exdensur, with upcoming regulatory decisions expected in the US, Japan, EU and China

GSK plc (LSE/NYSE: GSK) today announced the marketing authorisation of Exdensur (depemokimab) by the UK's Medicines and Healthcare products Regulatory Agency (MHRA). In the UK, Exdensur is now approved in two indications:
●    as an add-on maintenance treatment of asthma in adult and adolescent patients aged 12 years and older with type 2 inflammation characterised by an eosinophilic phenotype who are inadequately controlled on maximum moderate-dose or high-dose inhaled corticosteroids (ICS) plus another asthma controller;
●   as an add-on therapy with intranasal corticosteroids for the treatment of adult patients with severe chronic rhinosinusitis with nasal polyps (CRSwNP) for whom therapy with systemic corticosteroids and/or surgery do not provide adequate control.

The approval is based on data from the SWIFT and ANCHOR phase III trials which showed sustained efficacy with a twice-yearly dosing regimen for depemokimab. Each of the four trials met their primary or co-primary endpoints with statistically significant and clinically meaningful results, comparing the addition of depemokimab to standard of care versus standard of care alone.1,2

Kaivan Khavandi, SVP & Global Head, Respiratory, Immunology & Inflammation R&D, GSK said: "Today's UK approval of Exdensur, the first in the world, has the potential to redefine care for millions of patients. This ultra-long-acting biologic delivers sustained efficacy to reduce asthma exacerbations, keep patients out of hospital and help prevent cumulative lung damage in just two doses a year. This is a step change in respiratory treatment, and we look forward to additional regulatory decisions expected in the US, Japan, EU and China."

Asthma affects more than 260 million people globally3 and about 7 million people in the UK,4 a portion of whom have type 2 inflammation characterised by an eosinophilic phenotype.5 Approximately half continue to experience symptoms and exacerbations despite treatment.6 Asthma exacerbations place a significant resource burden on healthcare systems due to emergency department visits and hospitalisations, with an estimated 22% increase in NHS costs by 2031.7 With the potential to reduce asthma exacerbations, including those leading to hospitalisations, and alleviate the debilitating symptoms associated with CRSwNP, Exdensur could improve patient outcomes while contributing to a reduction in health system burden.

The pooled results from the SWIFT trials showed a 54% reduction in clinically significant exacerbations (asthma attacks) over 52 weeks [rate ratio 0.46, 95% confidence interval (0.36, 0.59), nominal p<0.001] (AER depemokimab = 0.51 exacerbations per year versus placebo = 1.11).1  Additionally, this pooled analysis showed a 72% reduction [RR 0.28, 95% CI (0.13, 0.61), nominal p=0.002] (AER: depemokimab = 0.02 versus placebo = 0.09) in the secondary endpoint of clinically significant exacerbations requiring hospitalisation or emergency department visit compared to placebo.1 In AGILE, an open-label 12-month extension study, depemokimab maintained the results seen in SWIFT-1 and SWIFT-2, confirming the sustained safety and efficacy of a twice-yearly dose of depemokimab over the course of two years.

Pooled results from the ANCHOR trials showed an improvement (reduction) from baseline in nasal polyp score (scale: 0-8) at 52 weeks [treatment difference -0.7, 95% CI (-0.9, -0.4), nominal p<0.001] and in nasal obstruction verbal response scale (scale: 0-3) over weeks 49-52 [treatment difference -0.24, 95% CI (-0.39, -0.08), nominal p=0.003].2

Across these trials, depemokimab was well-tolerated, with patients experiencing a similar rate and severity of side effects as those receiving placebo.1,2

Depemokimab recently received a positive CHMP opinion in the EU and it is currently under regulatory review in other countries, including in the US, Japan and China. Decisions on these approvals are expected starting in December 2025 and continuing through H1 2026.

About asthma with type 2 inflammation
Asthma affects more than 260 million people globally, many of whom continue to experience symptoms and exacerbations despite treatment.8,9 Severe asthma is defined as asthma that requires treatment with medium- to high-dose inhaled corticosteroids plus a second therapy (i.e., systemic corticosteroid or biologic) to prevent it from becoming uncontrolled, or which remains uncontrolled despite therapy.10Type 2 inflammation is the underlying cause of pathology in more than 80% of patients with severe asthma, in which patients exhibit elevated levels of eosinophils (a type of white blood cell).11

About CRSwNP
CRSwNP is caused by inflammation of the nasal lining that can lead to soft tissue growths, known as nasal polyps.12,13 People with CRSwNP experience debilitating symptoms such as nasal obstruction, loss of smell, facial pain, sleep disturbance, infections and nasal discharge that can significantly affect their emotional and physical well-being.12,13 Similar to asthma, the majority of cases of CRSwNP (85%) are driven by chronic type 2 inflammation, which is strongly associated with comorbidities, more severe disease, recurring symptoms and tissue remodelling.14

About Exdensur (depemokimab)
Exdensur is the first ultra-long-acting biologic being evaluated for certain respiratory diseases with underlying type 2 inflammation, such as severe asthma. It combines high interleukin-5 (IL-5) binding affinity and high potency with an extended half-life to enable twice-yearly dosing.1 IL-5 is a key cytokine in type 2 inflammation.

More information can be found in the Exdensur Summary of Product Characteristics and Patient Information leaflets which will be published on the MHRA Products website within 7 days of approval.

About the SWIFT phase III trials
Results from the SWIFT trials were presented at the 2024 European Respiratory Society International Conference and published in the New England Journal of Medicine.

The SWIFT-1 and SWIFT-2 clinical trials assessed the efficacy and safety of depemokimab adjunctive therapy in 382 and 380 participants with severe asthma who were randomised to receive depemokimab or a placebo respectively, in addition to their standard of care (SOC) treatment with medium to high-dose inhaled corticosteroids plus at least one additional controller. The full analysis set in SWIFT-1 included 250 patients in the depemokimab plus SOC arm and 132 in the placebo plus SOC arm; in SWIFT-2, 252 patients were included in the depemokimab plus SOC arm and 128 in the placebo plus SOC arm.1

About the ANCHOR phase III trials
Results from the ANCHOR trials were presented at the 2025 American Academy of Allergy, Asthma and Immunology (AAAAI) and World Allergy Organization (WAO) Joint Congress and published in The Lancet.

ANCHOR-1 included 143 patients in the depemokimab plus SOC arm and 128 in the placebo plus SOC arm; in ANCHOR-2, 129 patients were included in the depemokimab plus SOC arm and 128 in the placebo plus SOC arm. All 528 patients had inadequately controlled CRSwNP, including nasal polyps in both nasal cavities (an endoscopic bilateral NPS ≥5), and had either undergone previous surgery for CRSwNP, had received previous treatment with SCS or were intolerant to SCS. Patients received depemokimab or placebo at six-monthly intervals (26 weeks) in addition to SOC (maintenance intranasal corticosteroids).2

About the depemokimab development programme
Depemokimab is currently being evaluated in phase III trials for the treatment of other diseases with underlying type 2 inflammation, including OCEAN for eosinophilic granulomatosis with polyangiitis (EGPA) and DESTINY for hyper eosinophilic syndrome (HES). GSK has also initiated the ENDURA-1, ENDURA-2 and VIGILANT phase III trials assessing the efficacy and safety of depemokimab as an add-on therapy in patients with uncontrolled moderate to severe COPD with type 2 inflammation.

About GSK in respiratory
GSK continues to build on decades of pioneering work to deliver more ambitious treatment goals, develop the next generation standard of care, and redefine the future of respiratory medicine for hundreds of millions of people with respiratory diseases. With an industry-leading respiratory portfolio and pipeline of vaccines, targeted biologics, and inhaled medicines, GSK is focused on improving outcomes and the lives of people living with all types of asthma and COPD along with less understood refractory chronic cough or rarer conditions like systemic sclerosis with interstitial lung disease. GSK is harnessing the latest science and technology with the aim of modifying the underlying disease dysfunction and preventing progression.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q3 Results for 2025.

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References

1.     Jackson D., et al. Twice-Yearly Depemokimab in Severe Asthma with an Eosinophilic Phenotype. NEJM. September 2024. Vol. 391 No. 24.DOI: 10.1056/NEJMoa2406673.
2.     Gevaert, Philippe et al. Efficacy and safety of twice per year depemokimab in chronic rhinosinusitis with nasal polyps (ANCHOR-1 and ANCHOR-2): phase 3, randomised, double-blind, parallel trials. The Lancet, Volume 405, Issue 10482, 911 - 926. DOI: 10.1016/S0140-6736(25)00197-7.
3.     World Health Organisation. Asthma Key Facts. Available at: https://www.who.int/news-room/fact-sheets/detail/asthma. Accessed December 2025.
4.     Office for Health Improvement & Disparities. Respiratory disease profile: statistical commentary, June 2025. Available at: https://www.gov.uk/government/statistics/update-of-indicators-in-the-respiratory-disease-profile-june-2025/respiratory-disease-profile-statistical-commentary-june-2025. Accessed December 2025.
5.     "What Is Type 2 Inflammation?" Allergy & Asthma Network, 22 May 2025, https://allergyasthmanetwork.org/health-a-z/type-2-inflammation-resources/. Accessed December 2025.
6.     Menzies-Gow, Andrew et al. "A Renewed Charter: Key Principles to Improve Patient Care in Severe Asthma." Advances in therapy vol. 39,12 (2022): 5307-5326. doi:10.1007/s12325-022-02340
7.     Orlovic M, Tzelis D, Guerra I, Bar-Katz V, Woolley N, Bray H, Hanslot M, Usmani O, Madoni A. Environmental, healthcare and societal impacts of asthma: a UK model-based assessment. ERJ Open Res. 2024 Jul 22;10(4):00577-2023. doi: 10.1183/23120541.00577-2023. PMID: 39040585; PMCID: PMC11261382.
8.     Global Initiative for Asthma. Global Strategy for Asthma Management and Prevention,2024. Updated May 2024. Available at: https://ginasthma.org/. Accessed December 2025.
9.     World Health Organisation. Asthma Key Facts. Available at: https://www.who.int/news-room/fact-sheets/detail/asthma. Accessed December 2025
10.    Wang E, et al. Characterization of Severe Asthma Worldwide: Data From the International Severe Asthma Registry. CHEST, Volume 157, Issue 4, 790 - 804. https://doi.org/10.1016/j.chest.2019.10.053.
11.    Heaney L, et al. Eosinophilic and Noneosinophilic Asthma: An Expert Consensus Framework to Characterize Phenotypes in a Global Real-Life Severe Asthma Cohort. Chest. 2021;160(3):814-830.
12.    Bachert C, et al. Burden of Disease in Chronic Rhinosinusitis with Nasal Polyps. J Asthma Allergy. 2021;b 11;14:127-134. doi: 10.2147/JAA.S290424. PMID: 33603409; PMCID: PMC7886239.
13.    Bachert C, et al. EUFOREA expert board meeting on uncontrolled severe chronic rhinosinusitis with nasal polyps (CRSwNP) and biologics: Definitions and management. J Allergy Clin Immunol. 2021;147(1):29-36.
14.    Bernstein JA. Use of patient-reported outcome measures and inflammatory biomarkers to differentiate chronic rhinosinusitis with nasal polyp endotypes: Is it feasible? Ann Allergy Asthma Immunol. 2023 Apr;130(4):409-410. doi: 10.1016/j.anai.2023.01.004. PMID: 37005049.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: December 16, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc